UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ⬜

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ⬜

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ⬜

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⬜	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.             Press release issued by ABB Ltd dated June 19, 2019, titled “ABB appoints Maria Varsellona as General Counsel & Company Secretary”.

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ZURICH, SWITZERLAND, June 19, 2019

ABB appoints Maria Varsellona as General Counsel & Company Secretary

Italian citizen Varsellona brings international legal and technology experience; she will succeed Diane de Saint Victor who will retire after more than 12 years with ABB

ABB has announced that Maria Varsellona is to succeed Diane de Saint Victor as ABB General Counsel and Company Secretary.

Varsellona will be appointed Group General Counsel and member of the Executive Committee, effective November 1, 2019. De Saint Victor will continue as Company Secretary, reporting to Chairman and CEO Peter Voser, until March 31, 2020. Effective April 1, 2020, Varsellona will become ABB General Counsel and Company Secretary while de Saint Victor will concentrate on board mandates.

Varsellona, born in 1970, has been Chief Legal Officer of Nokia since May 2014, and additionally President of Nokia Technologies since May 2018. She joined Nokia Group in July 2013 as Nokia Siemens Networks General Counsel, having previously served as General Counsel at TetraPak. Before that, she held senior legal positions in GE Oil & Gas for many years, with a specific focus on managing legal affairs for commercial operations and global services. She is a member of the board of directors of Nordea Bank AB.

"Maria Varsellona brings extensive knowledge of contract law and mergers & acquisitions, among other specializations, as well as significant experience from various technology and industrial companies," said ABB Chairman and CEO Peter Voser. "Her experience at Nokia in particular will help ABB to advance its digital leadership in industry while continuing to drive integrity and corporate governance relentlessly."

Varsellona is an admitted lawyer in Italy and England, and has worked in private practice in both those countries, as well as having lectured on international contract law at the University of Florence, Italy. She holds a law degree from the University of Palermo (Juris Doctor), Italy.

“I would like to thank Diane very much for her many years of commitment to the company as General Counsel, member of the Executive Committee and Company Secretary,” said Peter Voser. “Over the years, Diane has been closely associated with ABB’s strategy, with a focus on M&A, with ABB’s intellectual assets as a true differentiator in the market place, and with overall company culture and governance including a top quartile ethics and compliance framework.”

ABB (ABBN: SIX Swiss Ex) is a pioneering technology leader with a comprehensive offering for digital industries. With a history of innovation spanning more than 130 years, ABB is today a leader in digital industries with four customer-focused, globally leading businesses: Electrification, Industrial Automation, Motion, and Robotics & Discrete Automation, supported by its common ABB Ability™ digital platform. ABB’s market leading Power Grids business will be divested to Hitachi in 2020. ABB operates in more than 100 countries with about 147,000 employees. www.abb.com

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For more information, please contact:
Media Relations Phone: +41 43 317 71 11 Email: media.relations@ch.abb.com	ABB Ltd Affolternstrasse 44 8050 Zurich Switzerland

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: June 20, 2019.	By:	/s/ Jessica Mitchell
		Name:	Jessica Mitchell
		Title:	Group Senior Vice President and Head of Investor Relations

Date: June 20, 2019.	By:	/s/ Richard A. Brown
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance